UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For February 2015

Commission File No. 001-34824

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of Ambow Education Holding Ltd. (the “Company”). A copy of the Notice and Proxy Statement has been mailed to each of the Company’s Class A Shareholders and holders of the Company’s ADRs.

Exhibits

99.1        PROXY STATEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Jin Huang
Title:	Chairman and Chief Executive Officer

Dated: February 17, 2015